Citibank, N.A. 388 Greenwich St New York, New York 10013

February 1, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Attention: Filing Desk

Re:	Citibank Credit Card Issuance Trust

Citibank, N.A.

Citibank Credit Card Master Trust I

Registration Statement on Form SF-3

File Nos. 333-261769, 333-261769-01 and 333-261769-02

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Citibank, N.A., in its capacity as depositor for the Citibank Credit Card Issuance Trust and the Citibank Credit Card Master Trust I, hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 1:00 p.m. (EST) on February 3, 2022, or as soon as practicable thereafter.

Please contact Christopher Becker, Esq., Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc., via email to beckerc@citi.com or by phone at (917) 482-5281 as soon as the Registration Statement has been declared effective or if you have any questions or concerns or require anything further in connection with this matter.

Sincerely yours,

CITIBANK, N.A.

/s/ Sunil Garg
Sunil Garg
Chief Executive Officer